September 14, 2011

VIA FACSIMILE AND EDGAR TRANSMISSION Mr. John Reynolds Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Mexican Economic Development, Inc. Form 20-F for Fiscal Year Ended December 31, 2010 Filed June 29, 2011 File No. 333-08752

Dear Mr. Reynolds:

By letter dated September 6, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the annual report on Form 20-F (“Form 20-F”) filed on June 29, 2011 by Mexican Economic Development Inc. (the “Company”).  The Company is submitting today via EDGAR and facsimile responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments and have provided responses immediately below the comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Financial Statements
Notes to Financial Statements
Note 27. Differences Between Mexican FRS and US GAAP
c) Restatement of Prior Year Financial Statements for Inflationary Effects, page F-55

1.
We note from your disclosure that you have applied an accommodation under Item 17(c)(2)(iv)(B) of the instructions to the Form 20-F in which the U.S GAAP reconciliation is not required to be provided if you translate amounts in your financial statements stated in a currency of a hyperinflationary economy into your reporting currency in accordance with IAS 21. This appears to be inconsistent with your disclosure on page F-11 which states that you are accounting for the effects of inflation under the guidance of NIF B-10. Please clarify or revise. If you are applying the guidance of IAS 21 and IAS 29 please provide the disclosure required by Item 17(c)(2)(iv)(C) of the instructions to the Form 20-F. If not, please provide the required U.S. GAAP reconciliation. Please advise or revise.

John Reynolds
September 14, 2011, page 2

Response

As disclosed in Note 3 i) of our consolidated financial statements, in accordance with Mexican FRS, FEMSA recognizes inflation effects under MFRS B-10, “Inflation Effects”, when the cumulative inflation of an economic environment of the three proceeding years is equal to or greater than 26%.  In 2010, inflationary economies in which FEMSA operates, according to Mexican FRS, are Venezuela, Nicaragua, Costa Rica and Argentina.

As explained in the second paragraph to Note 27 c) of our financial statements, these inflationary effects result in a difference to be reconciled from Mexican FRS to U. S. GAAP.  Specifically, the inflation effects reversed in the reconciliation of net income and stockholders’ equity from Mexican FRS to U.S. GAAP in our financial statements only represent the inflationary effect of Nicaragua, Costa Rica and Argentina.

Our Venezuelan operations meet the hyperinflationary economy criterion of the FASB Accounting Standards codification paragraph 830-10-45-11 as disclosed in the third paragraph of Note 27 c).  Because MFRS B-10 complies with  the indexation approach of International Accounting Standard 21, Changes in Foreign Exchange Rates (IAS 21) and IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29) and Venezuela is a hyperinflationary economy, it is eligible for the accommodation under Item 17(c)(2)(iv)(B) of the instructions to the Form 20-F.  As disclosed in the fourth paragraph to Note 27 c), U.S GAAP reconciliation is not required to be provided using this accommodation if you translate amounts in your financial statements stated in a currency of a hyperinflationary economy into your reporting currency in accordance with IAS 21.  As such, we believe the disclosures in Note 27 c) of our financial statements meet the disclosures required by Item 17(c)(2)(iv)(C) of the instructions to the Form 20-F.

Exhibits

2.           Exhibit 1.4 appears to be missing exhibits, schedules or attachments. Please confirm that you will file this agreement in its entirety with your next periodic report or advise.

Response

Based on the Staff’s comment, the Company confirms that it will file Exhibit 1.4 in its entirety with its next periodic report, which will be its annual report on Form 20-F for the year ending December 31, 2011.

*  *  *
As requested by the Staff, the Company makes the following acknowledgments:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

John Reynolds
September 14, 2011, page 3

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2106.

John Reynolds
September 14, 2011, page 4

Sincerely,

/s/ Javier Astaburuaga Sanjines
Javier Astaburuaga Sanjines
Executive Vice-President of Finance and
Strategic Development / Chief Financial
Officer

cc:

Angela Halac
Brian K. Bhandari
Erin Wilson
Pamela Howell
Securities and Exchange Commission

Duane McLaughlin
Cleary Gottlieb Steen & Hamilton LLP

C.P.C. Víctor Luis Soulé García
Mancera, S.C., Member of Ernst and Young Global